SECURITII 05038968 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Precision Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED MAR 01 2005 185 SECTION WASH. D.C. MAIL PROCESSING

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16885 Via Del Campo Ct., Suite 120
(No. and Street)

San Diego, CA 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn Turner (858) 673-6667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Precision Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME
THIS MON DAY 28th OF FEB 2005

NOTARY PUBLIC

Notary Public

Signature

President

Title

MINAL PATEL
Commission # 1434188
Notary Public - California
San Diego County
My Comm. Expires Aug 9, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Precision Securities, LLC

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	8
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	10
Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5	11-12

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Precision Securities, LLC

We have audited the accompanying statement of financial condition of Precision Securities, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 25, 2005
San Diego, California

Precision Securities, LLC

Statement of Financial Condition

December 31, 2004

ASSETS

Cash and cash equivalents	$132,506
Commissions receivable	263,832
Prepaid expenses and other	66,385
Furniture and equipment, less accumulated depreciation of $83,487	37,460
Total assets	$500,183

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$327,485
Commitments	
Members' equity	172,698
Total liabilities and members' equity	$500,183

See notes to financial statements.

Precision Securities, LLC

Statement of Income

Year Ended December 31, 2004

Revenues	
Commissions	$2,998,173
Trading profits	1,240,541
Interest	1,643
Total revenues	4,240,357
Expenses	
Commissions and clearing charges	1,907,059
Compensation and employee benefits	1,636,200
Information services	203,361
Outside services	146,868
Communications	141,240
Travel and entertainment	97,271
Rent	44,955
Taxes, licenses and registrations	22,600
Depreciation and amortization	21,811
Other	30,800
Total expenses	4,252,165
Net loss	$ (11,808)

See notes to financial statements.

Precision Securities, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2004

Balance, beginning of year	$ 314,506
Capital Contributions	10,000
Return of capital	(140,000)
Net loss	(11,808)
Balance, end of year	$ 172,698

See notes to financial statements.

Precision Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (11,808)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	21,811
Changes in operating assets and liabilities	
Commissions receivable	(72,164)
Prepaid expenses and other	(36,393)
Accounts payable and accrued liabilities	139,395
Net cash from operating activities	40,841
Cash flows from investing activities	
Capital expenditures	(4,380)
Cash flows from financing activities	
Capital contributions	10,000
Return of capital	(140,000)
Net cash from financing activities	(130,000)
Decrease in cash and cash equivalents	(93,539)
Cash and cash equivalents	
Beginning of year	226,045
End of year	$ 132,506
Supplemental disclosure of cash flow information:	
Interest paid	$ 225
Taxes paid	$ 800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Precision Securities, LLC (the "Company") is a limited liability company under the laws of the State of California. Under the Articles of Organization, the Company shall automatically terminate on March 7, 2025. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interests. However, to the extent that loss allocations create a negative capital balance, such losses shall be allocated to other members with positive capital balances based on their membership interests.

The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services to institutional customers as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (generally 3-5 years).

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2004 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2004.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases its facilities under a short-term operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was approximately $45,000 in 2004.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2004 was 9.65 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2004, the Company had net capital of $33,921 which was $12,089 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2004, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

Precision Securities, LLC

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2004

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total members' equity	$172,698	$162,698	$10,000
Less non-allowable assets included in the following statement of financial condition captions			
Petty cash	200	200	-
Commissions receivable	34,732	34,732	-
Prepaid expenses and other	66,385	56,385	(10,000)
Furniture and equipment	37,460	37,460	-
Net capital	$ 33,921	$ 33,921	$ -
Total aggregate indebtedness included in the statement of financial condition	$327,485	$327,485	$ -
Ratio of aggregate indebtedness to net capital	9.65	9.65	
Minimum net capital required	$ 21,832	$ 21,832	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2004 result primarily from audit adjustments to other assets and members' equity.*

Precision Securities, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2004

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2004; and a reconciliation to that calculation is not included herein.

Precision Securities, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii); accordingly, the Company has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Precision Securities, LLC

In planning and performing our audit of the financial statements of Precision Securities, LLC (the "Company") for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2004 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

February 25, 2005
San Diego, California